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April 3, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Lodging Trust (“RLJ” or the “Company”)
Soliciting Material filed by Land & Buildings Capital Growth Fund, L.P., et al. (collectively, “Land & Buildings”) under Rule 14a-12
Filed March 20, 2018
File No. 001-35169

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated March 23, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Land & Buildings, and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.	The participants must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with, or disclose, the factual foundation upon which the participants relied to make the statement that “RLJ does not appear to be focused on maximizing value for all shareholders.” Refer to Note b. of Rule 14a-9.

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for this statement. Land & Buildings respectfully refers the Staff to its prior response letters to the Staff dated March 7, 2018 and March 26, 2018, in which Land & Buildings outlines in detail its concerns with RLJ’s actions (or inactions) to date, together with its poor performance, which Land & Buildings believes collectively support its belief that RLJ does not appear focused on maximizing value for all shareholders.

As set forth in Land & Buildings’ prior responses, it believes that RLJ management’s and the Board’s concerning actions have been detrimental to the interests of RLJ shareholders and that such actions have ultimately deprived shareholders of capital (by virtue of TSR underperformance and rejecting the Blackstone offer, together with excessive compensation, among others, as noted below). Land & Buildings believes that these actions have also demonstrated that RLJ shareholders have lost the protection of a Board that is elected by such shareholders to oversee their best interests, including by seeking ways to maximize value for all RLJ shareholders.

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April 3, 2018

Specifically, Land & Buildings notes that a company’s board of directors is elected by shareholders with the overriding objective to create long-term shareholder value and accordingly, to hold management accountable for the Company’s performance. In a public company, the most tangible measure of shareholder value is the stock price. As displayed in the chart below, RLJ’s total shareholder returns have trailed its Lodging REIT Peers1 over the past 5-, 3- and 1-year periods by 28%, 21% and 13%, respectively. This poor performance leads Land & Buildings to believe that the Board has failed to fulfill its objective to maximize value for shareholders and has failed to adequately hold management accountable for the Company’s poor performance.

Despite this underperformance, RLJ rejected an all cash offer from Blackstone for north of $24 per share over the summer of 2017, issued equity at a substantial discount to net asset value to help the FelCor Lodging Trust (“Felcor”) acquisition, has had a slow pace of asset sales which have caused high debt levels, and paid Executive Chairman Robert Johnson, CEO Ross Bierkan and CFO/COO Leslie Hale $3.6 million, $4.4 million and $4 million in 2016, respectively (despite RLJ’s poor performance). These facts support Land & Buildings belief that the actions taken by management and the Board have further harmed (rather than enhanced) shareholder value at RLJ.

Further, RLJ has failed to adequately explain to shareholders the discrepancies Land & Buildings brought to light in the Company’s S-4 registration statement/joint proxy statement filed on June 2, 2017 (i.e. the disclosures regarding RLJ’s expected EBITDA for 2017 and 2018 supplied to FelCor on February 12, 2017 are inconsistent with the guidance RLJ provided 10 days later when it announced full year 2016 results) or why there was a nearly 15% material reduction in FelCor’s EBITDA guidance (i.e. RLJ’s disclosed estimates of FelCor’s 2017 and 2018 EBITDA are substantially below the guidance FelCor provided investors, as well as the EBITDA FelCor provided to its Board). Accordingly, Land & Buildings believes RLJ shareholders are being deprived of having the protection of a Board that is transparent and willing to work tirelessly to enhance value and protect their best interests.

For the reasons stated above, Land & Buildings believes that these actions collectively demonstrate that the Board does not appear focused on maximizing value for RLJ shareholders.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a factual basis must exist to support each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please explain the factual foundation upon which the participants relied in stating that “lodging asset values are higher today than a year ago.” Please also tell us the basis for their belief that “an offer for the company would likely be north of $26” absent any disclosed indication that the company has received a recent bid and given that the Blackstone $25/share bid cited was made last summer. Refer to Release No. 34-16833 (May 23, 1980).

1 Total shareholder returns are through March 19, 2018; “Lodging REIT Peers” are all the current members of the Bloomberg Hotel REIT Index: AHP, AHT, APLE, CDOR, CHSP, CLDT, DRH, HPT, HST, HT, INN, LHO, MGP, PEB, PK, RHP, SHO, SOHO, XHR.

April 3, 2018

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a reasonable factual basis exists for each of these statements. Accordingly, Land & Buildings provides the Staff with the following supplemental support for these statements.

Land & Buildings relied upon the report of Green Street Advisors, a leading independent real estate research firm2, in stating that “lodging asset values are higher today than a year ago.” Green Street Advisors published a report, dated March 6, 2018, stating that lodging asset values rose 3% over the past 12 months. Please see Annex A attached hereto for an excerpt of the report describing this 3% increase.

Land & Buildings’ belief that “an offer for the company would likely be north of $26”, which is above the $24-$25.50 offers from last summer, which were disclosed in the Company’s proxy statement/prospectus, as amended, relating to the Felcor acquisition, is principally based on the following:

  The above-referenced statement that asset values have risen by 3% as published by Green Street Advisors.  Land & Buildings estimates that this would translate into ~5%, or ~$1.25 per share of higher equity value.

  There would be no breakup fees to be paid in a transaction today given there are no pending mergers or other material transactions that have termination provisions. Last summer, RLJ would have incurred a break-up fee of about $0.50 per share if another company would have purchased RLJ when the FelCor merger was pending as a result of the break-up fee provisions of the merger agreement.3

*     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP

2 As described by Green Street Advisors on its website www.greenstreetadvisors.com, “Green Street Advisors is the preeminent independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe.”

3As set forth in Article VIII of the Merger Agreement filed as Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on April 25, 2017.

April 3, 2018

Annex A

Excerpt from Green Street Advisors Report

See attached